LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.

BLVD. MANUEL AVILA CAMACHO 24 - PH
COL. LOMAS DE CHAPULTE
11000 MEXICO, D.F., MEXI
TELEPHONE: (5255) 5540-9
FACSIMILE: (5255) 5540-9

03045225

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
KONG
ARTA
GHAI
PORE
YO

JAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

RECD S.E.C.
DEC 16 2003
1086

File Number 82-3142

December 11, 2003

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the third quarter of 2003, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding the alliance with Controladora Comercial Mexicana and Organización Soriana, dated October 21, 2003;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of a press release informing about the Company's third quarter results, dated October 27, 2003.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

GBonnici

Gisele L. Bonnici

Enclosures

cc: Fernando Salmerón M.
Manuel Cullen (without enclosures)

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.

BLVD. MANUEL AVILA CAMACHO 24 – PH I
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO

TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

File Number 82-3142

December 11, 2003

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the third quarter of 2003, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding the alliance with Controladora Comercial Mexicana and Organización Soriana, dated October 21, 2003;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of a press release informing about the Company's third quarter results, dated October 27, 2003.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

GBonnici

Gisele L. Bonnici

Enclosures

cc: Fernando Salmerón M.
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PRESENT FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**21,050,844**	**100**	**21,549,838**	**100**
2	**CURRENT ASSETS**	**6,294,183**	**30**	**6,537,364**	**30**
3	CASH AND SHORT-TERM INVESTMENTS	272,989	1	256,243	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	375,331	2	480,942	2
5	OTHER ACCOUNTS AND DOCUMENTS RECIVABLE	1,244,083	6	844,919	4
6	INVENTORIES	4,027,132	19	4,580,023	21
7	OTHER CURRENT ASSETS	374,648	2	375,237	2
8	**LONG-TERM**	**159,941**	**1**	**159,946**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED				
11	OTHER INVESTMENTS	159,941	1	159,946	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,037,933**	**67**	**14,331,857**	**67**
13	PROPERTY	13,356,010	63	13,115,504	
14	MACHINERY	0	0	0	0
15	OTHER EQUIPMENT	6,630,100	31	6,275,700	
16	ACCUMULATED DEPRECIATION	6,037,334	29	5,424,804	25
17	CONSTRUCTION IN PROGRESS	89,157	0	365,457	
18	**DEFERRED ASSETS (NET)**	**521,107**	**2**	**482,991**	**2**
19	**OTHER ASSETS**	**37,680**	**0**	**37,680**	**0**
20	**TOTAL LIABILITIES**	**8,779,713**	**100**	**9,166,264**	**100**
21	**CURRENT LIBILITIES**	**7,091,909**	**81**	**7,516,286**	**82**
22	SUPPLIERS	4,158,428	47	4,162,073	45
23	BANK LOANS	2,108,000	24	2,292,821	25
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	89,703	1	101,043	1
26	OTHER CURRENT LIABILITIES	735,778	8	960,349	10
27	**LONG-TERM LIABILITIES**	**609,362**	**7**	**533,710**	**6**
28	BANK LOANS	500,000	6	520,150	6
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	109,362	1	13,560	0
31	**DEFERRED LOANS**	**1,078,442**	**12**	**1,116,268**	**12**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,271,131**	**100**	**12,409,138**	
34	**MINORTY INTEREST**	**41,392**		**41,053**	
35	**MAJORITY INTEREST**	**12,229,739**	**100**	**12,368,085**	**100**
36	**CONTRIBUITED CAPITAL**	**8,569,410**	**70**	**8,568,893**	**69**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,651	1	104,706	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,149,084	18	2,148,935	17
39	PREMIUM ON SALES OF SHARES	6,315,675	52	6,315,252	51
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,660,329**	**30**	**3,799,192**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	12,596,482	103	12,242,396	99
43	REPURCHASE FUND SHARES	1,540,836	13	1,540,190	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(10,686,242)	(87)	(10,316,992)	(83)
45	NET INCOME FOR THE YEAR	209,253	2	333,598	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PRESENT FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**272,989**	100	**256,243**	100
46	CASH	231,334	85	226,933	89
47	SHORT-TERM INVESTEMENTS	41,655	15	29,310	11
18	**DEFERRED ASSETS (NET)**	**521,107**	100	**482,991**	100
48	AMORTIZED OR REDEEMED	134,531	26	67,189	14
49	GOODWILL	386,576	74	415,802	86
50	DEFERED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**7,091,909**	100	**7,516,286**	100
52	FOREIGN CURRENCY LIABILITIES	550,980	8	563,978	8
53	MEXICAN PESOS LIABILITIES	6,540,929	92	6,952,308	92
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**735,778**	100	**960,349**	100
57	OTHER CURRENT LIBILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIBILITIES WITHOUT COST	735,778	100	960,349	100
27	**LONG-TERM LIABILITIES**	**609,362**	100	**533,710**	100
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	609,362	100	533,710	100
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**109,362**	100	**13,560**	100
63	OTHER LOANS WITH COST	54,495	50	13,401	99
64	OTHER LOANS WITHOUT COST	54,867	50	159	1
31	**DEFERRED LOANS**	**1,078,442**	100	**1,116,268**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,078,442	100	1,116,268	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY**	**(10,686,242)**	100	**(10,316,992)**	100
	ACCUMULATED INCOME DUE TO MONETARY	**(220,984)**	**(2)**	**(220,984)**	**(2)**
	INCOME FROM NON-MONETARY POSITION	**(10,465,258)**	**(98)**	**(10,096,008)**	**(98)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PRESENT FINANCIAL YEAR Amount
72	WORKING CAPITAL	-797,726	-978,922
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	603	569
75	EMPLOYERS (*)	12,597	12,680
76	WORKERS (*)	19,943	21,224
77	CIRCULATION SHARES (*)	977,447,505	977,968,505
78	REPURCHASED SHARES (*)	8,641,967	8,120,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PRESENT FINANCIAL YEAR Amount	%
1	**NET SALES**	**22,388,562**	**100**	**22,881,278**	**100**
2	COST OF SALES	17,608,733	79	18,161,774	79
3	**GROSS INCOME**	**4,779,829**	**21**	**4,719,504**	**21**
4	OPERATING	4,256,147	19	4,162,845	18
5	**OPERATING INCOME**	**523,682**	**2**	**556,659**	**2**
6	TOTAL FINANCING	129,169	1	-16,723	0
7	**INCOME AFTER FINANCING COST**	**394,513**	**2**	**573,382**	**3**
8	OTHER FINANCIAL OPERATIONS	21,334	0	36,226	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**373,179**	**2**	**537,156**	**2**
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	143,780	1	183,769	1
11	**INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**229,399**	**1**	**353,387**	**2**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOS OPERATION**	**229,399**	**1**	**353,387**	**2**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**229,399**	**1**	**353,387**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	23,993	0	17,111	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**205,406**	**1**	**336,276**	**1**
19	NET INCOME OF MINORITY INTEREST	(3,847)	0	2,678	0
20	**NET INCOME OF MAJORITY INTEREST**	**209,253**	**1**	**333,598**	**1**

STOCK EXCHANGE CODE GIGANTE QUARTER **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PRESENT FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**22,388,562**	**100**	**22,881,278**	**100**
21	DOMESTIC	21,373,712	95	22,499,085	98
22	FOREIGN	1,014,850	5	382,193	2
23	TRANSLATED INTO DOLLARS (***)	92,280	0	34,752	0
6	**TOTAL FINANCING COST**	**129,169**	**100**	**-16,723**	**100**
24	INTEREST PAID	288,785	224	225,627	1,349
25	EXCHANGE LOSSES	19,021	15	99,407	594
26	INTEREST EARNED	7,158	6	5382	32
27	EXCHANGE PROFITS	20,781	16	88304	528
28	GAIN DUE TO MONETARY POSITION	(150,698)	(117)	(248,071)	(1,483)
8	**OTHER FINANCIAL OPERTIONS**	**21,334**	**100**	**36,226**	**100**
29	OTHER EXPENSES (INCOME) NET	21,334	100	36,226	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**143,780**	**100**	**183,769**	**100**
32	INCOME TAX	68,291	47	102,844	56
33	DEFERED INCOME TAX	71,021	49	77,352	42
34	WORKERS' PROFIT SHARING	4,468	3	3573	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PRESENT FINANCIAL YEAR Amount
36	TOTAL SALES	22,514,102	22,787,759
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	31,115,852	32,454,741
39	OPERATION INCOME (**)	657,132	915,261
40	NET INCOME OF MAJORITY INTEREST (**)	226,629	447,720
41	NET CONSOLIDATED INCOME (**)	225,447	473,240

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
FROM JULY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PRESENT FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**7,468,156**	**100**	**7,753,020**	**100**
2	COST OF SALES	5,822,570	78	6,171,619	80
3	**GROSS INCOME**	**1,645,586**	**22**	**1,581,401**	**20**
4	OPERATING	1,479,910	20	1,418,806	18
5	**OPERATING INCOME**	**165,676**	**2**	**162,595**	**2**
6	TOTAL FINANCING	16,565	0	4,703	0
7	**INCOME AFTER FINANCING COST**	**149,111**	**2**	**157,892**	**2**
8	OTHER FINANCIAL OPERATIONS	19,179	0	13,590	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**129,932**	**2**	**144,302**	**2**
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	48,812	1	62,384	1
11	**INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**81,120**	**1**	**81,918**	**1**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOS OPERATION**	**81,120**	**1**	**81,918**	**1**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**81,120**	**1**	**81,918**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	12,760	0	17,327	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**68,360**	**1**	**64,591**	**1**
19	NET INCOME OF MINORITY INTEREST	(5,934)	0	(556)	0
20	**NET INCOME OF MAJORITY INTEREST**	**74,294**	**1**	**65,147**	**1**

STOCK EXCHANGE CODE GIGANTE QUARTER **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PRESENT FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**7,468,156**	**100**	**7,753,020**	**100**
21	DOMESTIC	7,210,300	97	7,607,977	98
22	FOREIGN	257,856	3	145,043	2
23	TRANSLATED INTO DOLLARS (***)	23,446	0	13,188	0
6	**TOTAL FINANCING COST**	**16,565**	**100**	**4,703**	**100**
24	INTEREST PAID	78,478	474	85,189	1,811
25	EXCHANGE LOSSES	8,469	51	4,911	104
26	INTEREST EARNED	5,286	32	739	16
27	EXCHANGE PROFITS	4,729	29	829	18
28	GAIN DUE TO MONETARY POSITION	(60,367)	(364)	(83,829)	(1,782)
8	**OTHER FINANCIAL OPERTIONS**	**19,179**	**100**	**13,590**	**100**
29	OTHER EXPENSES (INCOME) NET	19,179	100	13,590	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**48,812**	**100**	**62,384**	**100**
32	INCOME TAX	23,728	49	29,681	48
33	DEFERED INCOME TAX	23,696	49	31,770	51
34	WORKERS' PROFIT SHARING	1,388	3	933	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICO CITY STOCK EXCHANGE (BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Gigante **Quarter: 3 Year: 2003**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

October 27, 2003

As a part of our effort to offer better benefits to our clients, we continue to lower the price of our merchandise. The lowering of prices, coupled with the weakness of the Mexican economy, led to a decrease in the average ticket which has, in turn, affected our sales level. In the period January-September of 2003, the Group's total sales registered 22,388 million pesos, a decline of 2.2% versus same period last year. During the third quarter, total sales reached 7,468 million pesos, a decrease of 3.7% in real terms versus the same period of the previous year. Sales in stores that have been operating for over one year were 6% less than they were in 3Q02.

Gross profit for the quarter was 1,646 million pesos, 4.1% higher than in 3Q02 while gross margin was 22%. Cumulatively, gross margin during the first nine months of the year was 21.3%, 70 basis points higher than in 3Q02. These increases are the result of a better strategy in our buying process as well as the delivery of merchandise through our Delivery Centers.

Operating income for 3Q03 increased 1.9% versus 3Q02, reaching 166 million pesos and represented 2.2% of total sales for the period. During the first nine months of the year, operating income increased to 524 million pesos, which represents 2.3% of cumulative sales.

In 3Q03 EBITDA reached 336 million pesos, which represents an increase of 2.5% versus the third quarter of 2002. In terms of sales, EBITDA was 4.5%. Cumulatively, EBITDA was 1,049 million pesos, an increase of 10 basis points as a percentage of sales versus the same period of 2002.

During the first nine months of 2003 resources of 382 million pesos were generated in large part due to the handling of our inventory levels. This is an improvement versus same period of 2002, when a deficit was reported.

As of September 30 of 2003, the inventory financing was positive, and contrasts favorably with the negative financing registered at the end of September of 2002. This fact was reflected in a better relationship with our working capital.

Bank debt as of September 30, 2003 decreased by 206 million pesos versus the same period of 2002.

Comprehensive Financing Costs during the quarter were 16 million pesos, higher than the 5 million pesos registered on the same period of 2002. The increase was the result of lower inflation, which influenced the income monetary position and, in turn, has no effect on the cash flow.

Net income for the quarter was 74 million pesos, slightly superior to the 65 million pesos earned in 3Q02. Cumulative net income reached 209 million pesos and was 37.3% lower than in 3Q02.

CAPEX reached 339 million pesos for the first nine months of the year, and has been financed with our own resources.

Since our last report, 5 new *Office Depot* stores were added to the Group's operation in: San Pedro de los Garza García, Nuevo León, Morelia, Michoacán, Zacatecas, Zacatecas, Estado de Mexico and one in Guatemala. In addition, we opened one *SuperPrecio* store in Mexico City and one *Toks* restaurant in Puebla, bringing our total to 484 units and 1,139,633 m2 of sales floor space. Two *SuperPrecio* stores were closed as well as two *Office Depot* units.

During the fourth quarter of this year, 3 Gigante stores will be opened in Los Angeles, California in the US. In Mexico will be opened two *Toks* restaurants, 3 *Office Depot* establishments, and one *Radio Shack* store.

As of September 2003, the total number of stores by format and sales space includes:
102 *Gigante* stores (607,375 m2 of sales floor space), 54 *Bodegas Gigante* (202,970 m2 of sales floor space), 63 *Super Gigante* units (134,376 m2 of sales floor space), 5 *Gigante* USA establishments (14,749 m2 of sales floor space), 42 *SuperPrecio* units (10,378 m2 of sales floor space), 85 Radio Shack stores (10,404 m2 of sales floor space), 84 *Office Depot* establishments (143,681 m2 of sales floor space), 3 *PriceSmart* units (15,700 m2 of sales floor space), and 44 *Toks* cafeterias (9,739 seats).

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 3 Year: 2003**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousand pesos)

a) The consolidated financial statements include those of Gupo Gigante, S. A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT de México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

b) Translation of financial statements of foreign subsidiary – To consolidate the financial statements of foreign subsidiary that operates independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in cumulative translation effects of foreign entities within stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the losses were generated for accumulated deficit and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiary included in the 2002 consolidated financial statements are restated in the constant currency of the country in which it operates and are translated into Mexican pesos using the exchange rate of the latest year presented.

2. SUMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the company are in conformity with MEX GAAP. The significant accounting policies of the Company are as follows:

a) Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of September 30, 2003 and, therefor, differ from those originally reported in the prior year.

b) Temporary investments - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

c) Inventories and cost of sales - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

d) Property and equipment – Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

	Average Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

e) Goodwill – Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

f) Investment in shares – Investment in shares are valued at acquisition cost and restated using the NCPI.

g) Employee retirement obligations – Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

h) Income tax, tax on assets and employee statutory profit-sharing – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not probable of being realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

i) Foreign currency balances and transactions - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

j) Insufficiency in restated stockholders' equity - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets, which resulted from restating certain nonmonetary assets below inflation utilizing appraisal values.

k) Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

l) Earnings per share - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

m) Investment in shares - At September 30, 2003 represents the Company's investment in 15,000 Series A preferred, convertible and redeemable shares of PriceSmart, Inc (PriceSmart). The preferred shares can be converted to common shares.

n) Income taxes, tax on assets and employee statutory profit-sharing - In accordance with Mexican tax law, the Company is subject to income tax consolidated (ISR) and tax on assets consolidated (IMPAC), which takes into consideration the taxable and deductible effects of inflation.

The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S.A. de C.V. incurs consolidated ISR and IMPAC with its subsidiaries in the proportion in which it owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which Grupo Gigante, S.A. de C.V. owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and IMPAC of both Grupo Gigante, S.A. de C.V. and its subsidiaries are made as if Grupo Gigante, S. A. de C. V. did not file a consolidated tax return.

The effective ISR rates for the third quarter ended September 30, 2003 was 39%.

3. NEW ACCOUNTING PRINCIPLE

As of March 2003, the IMCP issued a new Bulletin C-15 "Deterioration in the value of long life assets and its sale" ("C-15"), mandatory for preparation of all financial statements corresponding to periods starting on January 2004, although application prior to that date is highly recommended. This Bulletin C-15 sets forth, among other, new rules for calculation and acknowledgment of losses due to deterioration of assets and its reversion, and indicates examples of existence of a possible deterioration in the value of long life assets in use, whether tangible or not, including commercial debt. In order to calculate the loss due to deterioration, the recovery value shall be determined, which is defined as the higher value between the net sale price of cash generating unit and its use value, which is the current value of net future cash flows, using an appropriate discount rate. Prior to these provisions, net future cash flows were used with regard to purchasing power as of the date of the evaluation, without need of discounting those cash flows.

The Company has not assessed yet the effects of the application of this new accounting principle in its financial situation and results.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER **3** YEAR:**2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of pesos) ADQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	AUTOSERVICIO	2,162,534,916	99.99	2,169,301	4,977,713
2 SERVICIOS GIGANTE, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	2,004,999	99.98	20,050	(29,884)
3 CONTROTIENDAS, S.A. DE C.V.	INMOBILIARIA	76,076,141	99.99	76,077	2,870,227
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTES	96,147,983	99.99	96,929	446,139
5 BODEGA GIGANTE, S.A. DE C.V.	INMOBILIARIA	1,363,644,000	99.99	550,086	567,917
6 GIGANTE FLEMING, S.A. DE C.V.	INMOBILIARIA	413,787	99.99	79,933	189,893
7 OFFICE DEPOT, S.A. DE C.V.	ARTICULOS DE OFICINA	456,502	50	277,516	792,214
8 SERVICIOS TOKS, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	939
9 GIGANTE HOLDING INTERNATIONAL	AUTOSERVICIO	47,436,000	99.99	471,171	307,700
10 CONTROLADORA DEL NORTE, S.A DE C.V.	INMOBILIARIA	47,306,275	99.99	313,908	459,868
11 TIENDAS SUPER PRECIO, S.A DE C.V.	AUTOSERVICIO	10,744,999	99.98	107,449	65,784
12 PAGOS EN LINEA, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	(1,772)
13 COMPAÑIA IMPORTADORA GIGANTE, S.A DE C.V.	COMPRAVENTA, IMPORTACION Y EXPORTACION	4,999	99.98	50	(12)
14 RADIO SHACK DE MEXICO, S.A DE C.V.	ELECTRONICOS	1,362,976	50.01	66,597	41,407
15 CONTROLADORA DE FRANQUICIAS	USO DE MARCAS	49,999	99.99	50	8,690
16 PSMT MEXICO, S.A. DE C.V.	AUTOSERVICIO	430,314	50	215,157	178,712
17 PROCESADORA GIGANTE, S.A DE C.V.	EMPACADORA	85,000	99.98	850	885
18 COMBUSTIBLES GIGANTE, S.A. DE C.V.	VENTA DE GASOLINA, COMBUSTIBLES Y LUBRI	5,000	99.98	50	44
19 SERVICIOS GASTRONOMICOS GIGANTE S.A.DE C.V.	SERVICIOS PROFESIONALES GASTRONOMICOS	5,000	99.98	50	(37)
TOTAL INVESTMENT IN SUSIDIARIES				**4,445,324**	**10,876,427**
ASSOCIATEDS					
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTEMENTS					**159,941**
TOTAL					**11,036,368**

STOCK EXCHANGE CODE GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER 3 YEAR:2003

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands Of $) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	28/09/2005	5.74	0	500,000												
INVERLAT	13/10/2003	6.99	99,000	0												
BANAMEX	13/10/2003	6.9	554,000	0												
SANTANDER	20/10/2003	6	115,000	0												
BANCO MERCANTIL DEL NORTE	24/10/2003	7.75	100,000	0												
INBURSA	27/10/2003	6.1	500,000	0												
IXE	31/10/2003	8.35	140,000	0												
BANCOMER	10/11/2003	6.1	600,000	0												
TOTAL BANKS			**2,108,000**	**500,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
AUTOSERVICIO			3,298,774	0							420,461					
PAPELERIA			265,557	0							56,682					
RESTAURANTE			16,101	0												
ELECTRONICOS			27,016	0							73,837					
TOTAL SUPPLIERS			**3,607,448**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**550,980**	**0**	**0**	**0**	**0**	**0**
VARIOS			735,778	109,362												
OTHER CURRENT LIABILITIES AND ANOTHER CREDITS			**735,778**	**109,362**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			6,451,226	**609,362**	**0**	**0**	**0**	**0**	**0**	**0**	**550,980**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	4,293	47,211	0	0	47,211
LIABILITIES POSITION	50,078	550,980	0	0	550,980
SHORT TERM LIABILITIES POSITION	50,078	550,980	0	0	550,980
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(45,785)	(503,769)	0	0	(503,769)

NOTES
EL TIPO DE CAMBIO UTILIZADO AL 30 DE SEPTIEMBRE DE 2003 ES DE $10.9975 PARA ACTIVOS Y $11.0025 PARA PASIVOS.

EXCHANGE RATE USED AS OF SEPTEMBER 30, 2003 IS EQUIVALENT TO $10.9975 PESOS PER DOLLAR FOR ASSETS AND $11.0025 PESOS PER DOLLAR FOR LIABILITIES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2003**

GRUPO GIGANTE, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,771,362	(11,364,567)	(7,593,205)	0.00	30,373
FEBRUARY	3,554,554	(10,235,348)	(6,680,794)	0.00	18,038
MARCH	3,501,025	(10,457,906)	(6,956,881)	0.01	43,828
APRIL	4,036,496	(10,953,350)	(6,916,854)	0.00	11,759
MAY	3,797,676	(10,017,010)	(6,219,335)	0.00	(20,524)
JUNE	3,995,433	(11,060,777)	(7,065,344)	0.00	5,652
JULY	4,030,391	(9,972,451)	(5,942,060)	0.00	8,319
AUGUST	4,068,282	(10,420,704)	(6,352,422)	0.00	18,422
SEPTEMBER	4,366,384	(10,033,812)	(5,667,428)	0.01	33,438
ACTUALIZATION:	0	0	0	0.00	1,393
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
TOTAL					**150,698**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA / NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2003**

GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	AUTOSERVICIO / SELF-SERVICE	607,375	100
BODEGA GIGANTE	AUTOSERVICIO / SELF-SERVICE	202,970	100
SUPER G	AUTOSERVICIO / SELF-SERVICE	134,376	100
RADIO SHACK	ELECTRONICOS / ELECTRICAL APPLIANCES	10,404	100
OFFICE DEPOT	ARTICULOS DE OFICINA / OFFICE SUPPLIES	143,681	100
CAFETERIAS TOKS	RESTAURANTES / RESTAURANTS	9,827	100
GIGANTE HOLDING	AUTOSERVICIO / SELF-SERVICE	14,749	100
TIENDAS SUPER PRECIO	AUTOSERVICIO / SELF-SERVICE	10,378	100
PSMT MEXICO	AUTOSERVICIO / SELF-SERVICE	15,700	100

NOTES

LA CAPACIDAD INSTALADA SE REPORTA EN M², EXCEPTO EN CAFETERIAS TOKS QUE ESTA PRESENTADA EN NUMERO DE ASIENTOS.

INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH IS REGISTERED ACCORDING TO THE NUMBER OF SEATS AVAILABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA AL GRUPO *					

NOTES

* NON APPLICABLE TO THE GROUP

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED
Final Printing

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AUTOSERVICIO / Self-service				21,373,712			
T O T A L				21,373,712			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AUTOSERVICIO (1)/ Self-service				573,625			
AUTOSERVICIO (2)/ Self-service				354,182			
EQUIPO OFNA (3)/ Office equipment				87,043			
T O T A L				1,014,850			

NOTES

(1) CORRESPONDEN A 52,160 MILES DE DOLARES A $10.9975 PESOS POR DÓLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN LOS ANGELES, CAL.

(2) CORRESPONDEN A 32,206 MILES DE DOLARES A $10.9975 PESOS POR DÓLAR CORRESPONDIENTES A EXPORTACIONES

(3) CORRESPONDEN A 7,914 MILES DE DOLARES A $10.9975 PESOS POR DÓLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN CENTROAMÉRICA

(1) IT REFERS TO 52,160 THOUSAND DOLARS AT AN EXCHANGE RATE OF $10.9975 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) IT REFERS TO 32,206 THOUSAND DOLARS AT AN EXCHANGE RATE OF $10.9975 PESOS PER DOLAR CORRESPONDING TO EXPORTS.

(3) IT REFERS TO 7,914 THOUSAND DOLARS AT AN EXCHANGE RATE OF $10.9975 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
UNICA	0	0	176,734,102	800,713,403	0	977,447,505	18,922	85,729
TOTAL	0	0	176,734,102	800,713,403	0	977,447,505	18,922	85,729

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
977,447,505
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
UNICA	8,641,967	10.89000	5.10000

MEXICAN STOCH EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2003**

PROJECT INFORMATION
(Project, Amount and Advance Percentage)

ANNEX 13

CONSOLIDATED
Final Printing

INVESTMENT REPORT 3 T 03
October 24, 2003

During the past 9 months of the year, the investments performed went up to the amount of 399 million pesos. Such resources allowed us to carry out our program for the opening of new stores, remodeling, systems, and logistics.
We estimate that the total investment for the calendar year will reach 500 million pesos.

Below is a summary of openings as of September 30, 2003.

Kind/Subsidiary	Third Quarter	Up to Sep. 30, 2003	Annual Program
Gigante			
Super Giante			
Bodega Giante			
Gigante USA		1	4
SuperPrecio	1	5	5
Toks	1	1	3
Office Depot	5	8	11
Radio Shack		3	4
PriceSmart		1	1

Regarding the foregoing, and considering the closing of stores during the year, the variation of sale floor corresponding to the third quarter of 2003, added to September, is practically null.

MEXICAN STOCH EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations
(Information related to bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

Gigante Holding International, Inc. is a subsidiary corporation of Grupo Gigante with a participation of 100% that include 5 supermarket stores aiming at the Latino market in the city of Los Angeles, California.

Conversion of financial statements. Regarding the conversion, Gigante Holding operates as a "Foreign Entity" financially and operatively independent from Grupo Gigante. Its financial statements are converted to Mexican pesos pursuant to Bulletin B-15, "Transactions in foreign currency and conversion of financial statements of foreign operations", issued by the Mexican Institute of Public Accountants, which implies restating the amounts of the cited subsidiary in currency of the United States of America and applying the same accounting policies as those of Grupo Gigante.

The undersigning under oath, hereby estate that, within the scope of our corresponding duties, we prepared the information regarding the issuer contained in the quarterly report herein, which, to our legal understanding, reasonably reflects its condition. Likewise, we hereby estate that we have no knowledge of relevant information which may have been false or omitted in this quarterly report or that it may contain information that could mislead the investors.

Lic. Roberto Salvo Horvilleur
General Manager

Federico Coronado Brosig
Corporate Manager of
Administration and Finance

Mexico, D.F., October 24, 2003.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE | Date: 10/24/2003 15:19

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME: GRUPO GIGANTE, S.A. DE C.V.
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8187
FAX: 5269-8308
INTERNET ADDRESS: grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID: GG1880610918
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME: SERGIO VALDEZ ARRIAGA
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8369
FAX: 5269-8308
E-MAIL: svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE: CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE: CHAIRMAN OF THE BOARD
NAME: DON ANGEL LOSADA GOMEZ
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8211
FAX: 5269-8308
E-MAIL: alosada1@gigante.com.mx

TITLE MSE: CHIEF EXECUTIVE OFFICER
TITLE: CHIEF EXECUTIVE OFFICER
NAME: ROBERTO SALVO HORVILLEUR
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8222
FAX: 5269-8308
E-MAIL: rsalvo@gigante.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 10/24/2003 15:19

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8187
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF STOCK EXCHANGE INFORAMATION
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF CONTROLS
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL DIRECTOR
NAME:	FRANCISCO PEREZ LOBATO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	JAVIER MARTINEZ DEL CAMPO
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5259-5353
FAX:	5259-5259
E-MAIL:	jmdc@domc.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 10/24/2003 15:19

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132
E-MAIL:	smontero@domc.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	DIRECTOR OF STOCKHOLDER RELATIONS
NAME:	MANUEL CULLEN PLIEGO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8075
FAX:	5269-8308
E-MAIL:	macullen@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET*
TITLE:	DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET*
TITLE:	DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
EMAIL:	fsalmero@gigante.com.mx

*Electronic Communication System Established by the Mexican Stock Exchange

Relevan Event from GRUPO GIGANTE, S.A. DE C.V.

(B)

Reception Date at the BMW: Oct 21, 2003, 03:00 PM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 21/10/2003

Place: Mexico, D.F.

Matter: **Gigante Informs Advances on Alliance**

Relevant Event: Grupo Gigante along with Controladora Comercial Mexicana and Organización Soriana has formalized a union for the performance of certain activities related to the purchase and distribution of materials and goods.

Therefore, a company was incorporated, Sinergia de Autoservicios, S. de R.L. de C.V., in which capital stock the three supermarket corporations hold equal shares.

The union of the three supermarket corporations will relate exclusively for the purchase and distribution market, generating scaled economies, more efficient operations, technology and logistic improvements, that will allow alliances with our providers and to offer better prices for consumers.

The three corporations will continue their separated operations in the detailed market, competing with each other as of this date.

The union constitutes a consolidation pursuant to the Federal Anti-Trust Act (*Ley Federal de Competencia*), and was notified to the Federal Anti-Trust Commission (*Comisión Federal de Competencia*), in compliance with the cited regulation.

GRUPO GIGANTE

October 27, 2003

3Q03 Results Report

As a part of our effort to offer better benefits to our clients, we continue to lower the price of our merchandise. The lowering of prices, coupled with the weakness of the Mexican economy, led to a decrease in the average ticket which has, in turn, affected our sales level. In the period January-September of 2003, the Group's total sales registered 22,388 million pesos, a decline of 2.2% versus same period last year. During the third quarter, total sales reached 7,468 million pesos, a decrease of 3.7% in real terms versus the same period of the previous year. Sales in stores that have been operating for over one year were 6% less than they were in 3Q02.

Gross profit for the quarter was 1,646 million pesos, 4.1% higher than in 3Q02 while gross margin was 22%. Cumulatively, gross margin during the first nine months of the year was 21.3%, 70 basis points higher than in 3Q02. These increases are the result of a better strategy in our buying process as well as the delivery of merchandise through our Delivery Centers.

Operating income for 3Q03 increased 1.9% versus 3Q02, reaching 166 million pesos and represented 2.2% of total sales for the period. During the first nine months of the year, operating income increased to 524 million pesos, which represents 2.3% of cumulative sales.

In 3Q03 EBITDA reached 336 million pesos, which represents an increase of 2.5% versus the third quarter of 2002. In terms of sales, EBITDA was 4.5%. Cumulatively, EBITDA was 1,049 million pesos, an increase of 10 basis points as a percentage of sales versus the same period of 2002.

During the first nine months of 2003 resources of 382 million pesos were generated in large part due to the handling of our inventory levels. This is an improvement versus same period of 2002, when a deficit was reported.

As of September 30 of 2003, the inventory financing was positive, and contrasts favorably with the negative financing registered at the end of September of 2002. This fact was reflected in a better relationship with our working capital.

Bank debt as of September 30, 2003 decreased by 206 million pesos versus the same period of 2002.

Comprehensive Financing Costs during the quarter were 16 million pesos, higher than the 5 million pesos registered on the same period of 2002. The increase was the result of lower inflation, which influenced the income monetary position and, in turn, has no effect on the cash flow.

Net income for the quarter was 74 million pesos, slightly superior to the 65 million pesos earned in 3Q02. Cumulative net income reached 209 million pesos and was 37.3% lower than in 3Q02.

CAPEX reached 339 million pesos for the first nine months of the year, and has been financed with our own resources.

Since our last report, 5 new *Office Depot* stores were added to the Group's operation in: San Pedro de los Garza García, Nuevo León, Morelia, Michoacán, Zacatecas, Zacatecas, Estado de Mexico and one in Guatemala. In addition, we opened one *SuperPrecio* store in Mexico City and one *Toks* restaurant in Puebla, bringing our total to 484 units and 1,139,633 m2 of sales floor space. Two *SuperPrecio* stores were closed as well as two *Office Depot* units.

During the fourth quarter of this year, 3 Gigante stores will be opened in Los Angeles, California in the US. In Mexico will be opened two *Toks* restaurants, 3 *Office Depot* establishments, and one *Radio Shack* store.

As of September 2003, the total number of stores by format and sales space includes:
102 *Gigante* stores (607,375 m2 of sales floor space), 54 *Bodegas Gigante* (202,970 m2 of sales floor space), 63 *Super Gigante* units (134,376 m2 of sales floor space), 5 *Gigante* USA establishments (14,749 m2 of sales floor space), 42 *SuperPrecio* units (10,378 m2 of sales floor space), 85 Radio Shack stores (10,404 m2 of sales floor space), 84 *Office Depot* establishments (143,681 m2 of sales floor space), 3 *PriceSmart* units (15,700 m2 of sales floor space), and 44 *Toks* cafeterias (9,739 seats).

Contacts:
Grupo Gigante **Manuel Cullen**
Investor Relations
Tel. 52.5269.8075
macullen@gigante.com.mx

IR Communications: **Ernestina Nevárez S.**
Tel: (52) 56 44 12 47
enevarez@irandpr.com

GRUPO GIGANTE, S. A. DE C. V.AND SUBSIDIARIES

THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER AS OF SEPTEMBER 2003

QUARTERLY RESULTS	JULY-SEPT 03	JULY-SEPT 02	VARIATION %
NET SALES	7,468,157	7,753,021	-3.7%
GROSS PROFIT	1,645,586	1,581,402	4.1%
OPERATING INCOME	165,676	162,596	1.9%
EBITDA	336,473	328,253	2.5%
COMPREHENSIVE COST OF FINANCING	16,564	4,706	252.0%
INCOME TAX PROVISION	48,811	62,385	-21.8%
NET INCOME	74,295	65,147	14.0%

FINANCIAL POSITION	2003	2002	VARIATION %
TOTAL ASSETS	21,050,844	21,575,402	-2.4%
CURRENT ASSETS	6,294,183	6,537,364	-3.7%
CASH & CASH EQUIVALENTS	272,989	256,243	6.5%
INVENTORIES	4,027,132	4,580,023	-12.1%
OTHERS	1,994,062	1,701,098	17.2%
NON CURRENT ASSETS	14,756,661	15,038,038	-1.9%
TOTAL LIABILITIES	8,779,713	9,166,264	-4.2%
CURRENT LIABILITIES	7,091,909	7,516,286	-5.6%
SUPPLIERS	4,158,428	4,162,073	-0.1%
BANK LOANS	2,108,000	2,292,821	-8.1%
OTHER LIABILITIES	825,481	1,061,392	-22.2%
LONG TERM LIABILITIES	609,362	533,710	14.2%
BANK LOANS	500,000	520,150	-3.9%
OTHER LIABILITIES	109,362	13,560	706.5%
DEFERRED LIABILITIES	1,078,442	1,116,268	-3.4%
SHAREHOLDERS' EQUITY	12,271,131	12,409,138	-1.1%

FINANCIAL RATIOS		
INVENTORY DAYS	61.7	68.1
SUPPLIERS DAYS	63.8	61.9
NET INCOME PER SHARE (PESOS)	0.08	0.07
EBITDA PER SHARE (PESOS)	0.34	0.34
GROSS MARGIN	22.0%	20.4%
OPERATING MARGIN	2.2%	2.1%
NET MARGIN	1.0%	0.8%
INTEREST BEARING LIABILITIES TO SHAREHOLDERS' EQUITY	21.7%	22.8%
TOTAL LIABILITIES TO SHAREHOLDERS' EQUITY	71.5%	73.9%
*SHARES OUTSTANDING	**977,447,505**	**977,968,505**